          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                   (Amendment No. 2)
           (Final and Terminating Amendment)

            Laurentian Capital Corporation
                   (Name of Issuer)


        Common Stock, par value $.05 per share
            (Title of Class of Securities)


                       519256101
                    (CUSIP Number)


                   Mte. Lise Bernier
         Director, Legal and Corporate Affairs
      Societe financiere Desjardins-Laurentienne
           1 Complexe Desjardins, 40th Floor
          P.O. Box 10500, Desjardins Station
              Montreal, (Quebec) H5B 121
                        Canada
                  Tel. (514) 281-7081

     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                      Copies to:

                 John A. Willett, Esq.
                    Arnold & Porter
                    399 Park Avenue
            New York, New York  10022-4690
                  Tel. (212) 715-1000


                   November 13, 1995
(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

       Check the following box if a fee is being paid with this statement: [ ]

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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La Confederation des caisses populaires et d'economie
Desjardins du Quebec

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               0
ficially         (8)  Shared Voting Power
Owned by                   0
Each Report-     (9)  Sole Dispositive Power
ing Person                 0
With             (10) Shared Dispositive Power
                           0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      0

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      0%

(14)  Type of Reporting Person (See Instructions)    HC

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La societe financiere des caisses Desjardins inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               0
ficially         (8)  Shared Voting Power
Owned by                   0
Each Report-     (9)  Sole Dispositive Power
ing Person                 0
With             (10) Shared Dispositive Power
                           0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      0

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      0%

(14)  Type of Reporting Person (See Instructions)    HC

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

Societe financiere Desjardins-Laurentienne inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               0
ficially         (8)  Shared Voting Power
Owned by                   0
Each Report-     (9)  Sole Dispositive Power
ing Person                 0
With             (10) Shared Dispositive Power
                           0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      0

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      0

(14)  Type of Reporting Person (See Instructions)    HC

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

The Laurentian Group Corporation

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               0
ficially         (8)  Shared Voting Power
Owned by                   0
Each Report-     (9)  Sole Dispositive Power
ing Person                 0
With             (10) Shared Dispositive Power
                           0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      0

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      0

(14)  Type of Reporting Person (See Instructions)    HC

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

Desjardins-Laurentian Life Group Inc.
(formerly, Laurentian Financial, Inc.)

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               0
ficially         (8)  Shared Voting Power
Owned by                   0
Each Report-     (9)  Sole Dispositive Power
ing Person                 0
With             (10) Shared Dispositive Power
                           0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      0

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      0%

(14)  Type of Reporting Person (See Instructions)    HC

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

The Imperial Life Assurance Company of Canada
I.R.S. Identification No. 98-000675

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Canada

Number of        (7)  Sole Voting Power
Shares Bene-               0
ficially         (8)  Shared Voting Power
Owned by                   0
Each Report-     (9)  Sole Dispositive Power
ing Person                 0
With             (10) Shared Dispositive Power
                           0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      0

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      0%

(14)  Type of Reporting Person (See Instructions)    IC




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       This Final and Terminating Amendment No. 2 amends
Item 5 of the Schedule 13D of the Reporting Persons (as such term is defined therein) dated January 10, 1994, as amended by Amendment No. 1 dated June 1, 1995 (the
"Schedule 13D"). Capitalized terms have the same meanings as in the Schedule 13D.

       Item 5.  Interests in Securities of the Issuer

       Items 5(a), (b), (c) and (e) are hereby amended by the following information:

       On November 13, 1995, the proposed merger described in Item 4 of the Schedule 13D was consummated.
 Pursuant to the Merger Agreement dated as of May 25, 1995 among American Annuity, L.Q. Acquisition Corp., a wholly owned subsidiary of American Annuity and the Company, all of the Shares beneficially owned by the Reporting Persons were converted into the right to receive $13.875 per Share in cash. Therefore, as of such date, the Reporting Persons ceased to be the beneficial owners of any Shares.


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                      Signatures

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 1995

                          LA CONFEDERATION DES CAISSES
                          POPULAIRES ET D'ECONOMIE
                          DESJARDINS DU QUEBEC



                          By /s/
                            Pierre Brossard
                            General Secretary


                          LA SOCIETE FINANCIERE DES
                          CAISSES DESJARDINS INC.



                          By /s/
                            Humberto Santos
                            President and
                            Chief Executive Officer


                          SOCIETE FINANCIERE
                          DESJARDINS-LAURENTIENNE INC.



                          By /s/
                            Humberto Santos
                            President and
                            Chief Executive Officer

Dated:  November 28, 1995

                          THE LAURENTIAN GROUP CORPORATION



                          By /s/
                            Humberto Santos
                            President and
                            Chief Executive Officer


                          DESJARDINS-LAURENTIAN LIFE GROUP
                          INC.



                          By /s/
                            Michel Therien
                            President and
                            Chief Executive Officer


                          THE IMPERIAL LIFE ASSURANCE
                          COMPANY OF CANADA



                          By /s/
                            Michel Therien
                            Chief Executive Officer

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